

September 13, 2011

<u>Via E-mail</u>
Ms. Tawny Lam
President
Nova Lifestyle, Inc.
6541 East Washington Blvd.
Commerce, CA 90040

       Re: Nova Lifestyle, Inc.
              Amendment No. 1 to Current Report on Form 8-K
              Filed August 10, 2011
              Form 10-Q for the Quarter Ended June 30, 2011
              Filed August 15, 2011
              File No. 333-163019

Dear Ms. Lam:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Craig E. Slivka, for

                                      Pamela A. Long
                                      Assistant Director

cc: <u>Via E-mail</u>
         Robert Newman, Esq.
         Newman & Morrison LLP